Fast Penny Spirits, Inc



ANNUAL REPORT

1138 W Ewing St, Suite B

Seattle, WA 98119

0

https://www.fastpennyspirits.com

This Annual Report is dated March 6, 2023.

BUSINESS

Fast Penny Spirits, Inc. ("Fast Penny", "FPS", or the "Company") is a B Corp certified and woman-owned distillery in Seattle, Washington focusing on creating high-quality, Italian-style amaro using organic and wild-crafted ingredients under the Americano brand. Amaro is a bittersweet Italian botanical liqueur. Fast Penny is defined by everyday decisions that impact the greater good through sustainability whether that's from the botanicals we source, recycled bottles, or reclaimed corks. Our Pretty Penny 3% bottle revenue giveback program donates to nonprofits that empower women, our communities, and our industry. Our target customer is between 35 and 55 years old and from a more affluent demographic that loves food, travel, and adventure. FPS current has the Amaricano brand trademarked and owned by FPS.

Corporate History

Fast Penny Spirits, Inc. was initially organized as Fast Penny Spirits, LLC, a Washington limited liability company on August 31, 2017, and converted to a newly formed Delaware corporation on February 1st, 2022.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $500,000.00
Use of proceeds: Marketing, equipment, sales staff
Date: December 07, 2020
Offering exemption relied upon: 506(c)

Type of security sold: Convertible Note
Final amount sold: $460,000.00
Use of proceeds: Market expansion, marketing and sales, production equipment
Date: October 08, 2021
Offering exemption relied upon: 506(c)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Revenue

We launched our company in July 2020 during the pandemic. Despite many of our distribution channels being limited or closed, we finished the year strong with $82,110 in revenue mostly selling direct to consumers. In 2021 we were able to get distribution in Georgia, Washington, and Minnesota. We sold $379,701 in 2021, quadrupling our sales from 2020.

Cost of sales

The cost of sales in 2021 was $59,656, up from $21,952 in 2020 as we increased our sales by 4 times from 2020 to 2021.

Gross margins

Our gross profit was $320,045 in 2021, up from $60,158 in 2020 due to additional distribution channels opening up and being able to scale production to meet the demand.

Expenses

2021 expenses were $675,213, up from $253,219 in 2020 due to increased spend on salaries, distillery equipment, and marketing expenses.

Historical results and cash flows:

Fast Penny Spirits is currently in the growth stage, increasing production, product line, and market development. We are relaunching production in CA with the Craft Collection from SGWS. We expect that will increase CA sales this year close to the level of WA sales. We also just registered our brands in NY, so will start opening that market as well beginning July 1st. We are doing market visits to current states we distribute in to spur demand for our products. We were unable to do market visits outside of our own state until this year, 2022 due to COVID. We are currently doing research and development on limited-release vermouth expected to launch in Q4 and 2 ready to drink cocktails expected to launch in the first half of 2023. We think that with the addition of the new market focus and new markets as well as the product line expansion, we'll continue on our high growth trajectory.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $159,703.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Convertible note holders
Amount Owed: $960,000.00
Interest Rate: 5.0%
Maturity Date: December 31, 2025
Please refer to the Company Securities section of the Offering Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jamie Hunt

Jamie Hunt's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & Founder
Dates of Service: August, 2017 - Present
Responsibilities: Growth and innovation, strategy, financials, R&D for recipe development,

distribution, and production. Salary is $120,000 a year Equity compensation is $5,000,000 shares.

Position: President of the Board
Dates of Service: February, 2022 - Present
Responsibilities: The president is the executive officer of the organization and in this capacity shall: • Preside over board meetings. • Serve as chairman of the executive committee. • Serve as an ex-officio member of all other committees except the nominating committee. • Recommend what committees should be formed and who should chair them. • Be a primary spokesperson for the organization. • Lead the board in the performance of its responsibilities. • Be the officer to whom the executive director reports and who coordinates the performance evaluation of the executive director. • Perform such duties as directed by the by laws and the board.

Position: Treasurer of the Board
Dates of Service: February, 2022 - Present
Responsibilities: The treasurer is the financial officer of the organization and in this capacity shall: • Perform those functions delegated to the treasurer by the president. • Safeguard the assets of the organization. • Maintain control over the receipt and disbursement of the organization's funds. • Serve as chair of the Finance committee. • Oversee the preparation of the annual budget.

Position: Secretary of the Board
Dates of Service: February, 2022 - Present
Responsibilities: The secretary is the officer responsible for the records and correspondence of the organization and in this capacity shall: • Perform those functions delegated to the secretary by the president. • Safeguard all the records of the organization. • Record and retain the minutes of all board and executive committee meetings and collect and retain the minutes of all other committees meetings. • Give notice of meetings and distribute minutes and other documents as needed. • Serve as chair of one committee.

Other business experience in the past three years:

Employer: EY
Title: Partner/Principal Digital
Dates of Service: November, 2017 - September, 2020
Responsibilities: Sales and development of accounts in the digital transformation and innovation space.

Name: Kristen Palmer Bastian

Kristen Palmer Bastian's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Marketing Director & Strategist
Dates of Service: March, 2022 - Present
Responsibilities: Develop and execute the marketing strategy and plan. Guide our brand and

social media presence. Build marketing campaigns to support sales and fundraising goals. Salary is $100,000 per year. Kristen is also an investor who holds a convertible note equivalent to $10,000 shares and works 40 hours/week.

Other business experience in the past three years:

Employer: T Parlour Agency
Title: Founder
Dates of Service: March, 2022 - Present
Responsibilities: Work with clients on their marketing strategies and develop plans to grow their companies and expand their brands. 40 hours/week.

Other business experience in the past three years:

Employer: Amazon.com, Inc.
Title: Head of North American Consumer Marketing
Dates of Service: March, 2015 - February, 2022
Responsibilities: Lead the organization responsible for marketing strategy across North American categories including demand generation, social media, influencer marketing, deal and lifestyle events, onsite experience, and public relations.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Jamie Hunt
Amount and nature of Beneficial ownership: 5,000,000
Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: Allyson & Paul Lower
Relationship to Company: Friends
Nature / amount of interest in the transaction: $30,000 convertible note in 2020 friends and family round and $20,0000 convertible note in 2021, for a $50K total investment.
Material Terms: Interest rate is 5% per annum. Interest commences with the date the note is signed and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after December 31, 2025 (the "Maturity Date").

Name of Entity: Jamie Hunt
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: $200,000 convertible note in 2020 Friends and Family round and $210,000 convertible note in the 2021 round.
Material Terms: Interest rate is 5% per annum. Interest commences with the date the note is signed and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after December 31, 2025 (the "Maturity Date").

Name of Entity: Mark Hohmann
Relationship to Company: Friend
Nature / amount of interest in the transaction: $50,000 convertible note in the 2020 Friends and Family round.
Material Terms: Interest rate is 5% per annum. Interest commences with the date the note is signed and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after December 31, 2025 (the "Maturity Date").

Name of Entity: Shannon Hunt
Relationship to Company: Family member
Nature / amount of interest in the transaction: $50,000 convertible note in the 2020 Friends and Family round.
Material Terms: Interest rate is 5% per annum. Interest commences with the date the note is signed and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after December 31, 2025 (the "Maturity Date").

Name of Entity: Angelique and Mike Sabin
Relationship to Company: Friends
Nature / amount of interest in the transaction: $25,000 convertible note in the 2020 Friends and Family round.
Material Terms: Interest rate is 5% per annum. Interest commences with the date the note is signed and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after December 31, 2025 (the "Maturity Date").

Name of Entity: Mary and Ross Lotharius
Relationship to Company: Friends
Nature / amount of interest in the transaction: $25,000 convertible note in the 2020 Friends and Family round.
Material Terms: Interest rate is 5% per annum. Interest commences with the date the note is signed and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days

elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after December 31, 2025 (the "Maturity Date").

Name of Entity: Alison Parker
Relationship to Company: Friend
Nature / amount of interest in the transaction: 12,500 convertible note in the 2020 Friends and Family round and $7500 in the 2021 Friends and Family round.
Material Terms: Interest rate is 5% per annum. Interest commences with the date the note is signed and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after December 31, 2025 (the "Maturity Date").

Name of Entity: Aaron Elder
Relationship to Company: Friend
Nature / amount of interest in the transaction: $20,000 convertible note in the 2020 Friends and Family round.
Material Terms: Interest rate is 5% per annum. Interest commences with the date the note is signed and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after December 31, 2025 (the "Maturity Date").

Name of Entity: Tami Hurwitz
Relationship to Company: Friend
Nature / amount of interest in the transaction: $50,000 convertible note in the 2020 Friends and Family round.
Material Terms: Interest rate is 5% per annum. Interest commences with the date the note is signed and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after December 31, 2025 (the "Maturity Date").

Name of Entity: Daniel Larkin
Relationship to Company: Friend
Nature / amount of interest in the transaction: $25,000 convertible note in the 2020 Friends and Family round.
Material Terms: Interest rate is 5% per annum. Interest commences with the date the note is signed and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after December 31, 2025 (the "Maturity Date").

Name of Entity: Joanie Parsons
Relationship to Company: Friend
Nature / amount of interest in the transaction: $50,000 convertible note in the 2021 Friends and Family round.
Material Terms: Interest rate is 5% per annum. Interest commences with the date the note is

signed and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after December 31, 2025 (the "Maturity Date").

Name of Entity: Jack Grey and Alexis Squier
Relationship to Company: Friends
Nature / amount of interest in the transaction: $20,000 convertible note in the 2021 Friends and Family round.
Material Terms: Interest rate is 5% per annum. Interest commences with the date the note is signed and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after December 31, 2025 (the "Maturity Date").

Name of Entity: David Kohar
Relationship to Company: Friend
Nature / amount of interest in the transaction: $12,500 convertible note in the 2020 Friends and Family round and $17,500 convertible note in the 2021 Friends and Family round.
Material Terms: Interest rate is 5% per annum. Interest commences with the date the note is signed and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after December 31, 2025 (the "Maturity Date").

Name of Entity: Daniel Hreha and Jason Riehle
Relationship to Company: Friends
Nature / amount of interest in the transaction: $25,000 convertible note in the 2021 Friends and Family round.
Material Terms: Interest rate is 5% per annum. Interest commences with the date the note is signed and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after December 31, 2025 (the "Maturity Date").

Name of Entity: Jesse Leatherman and Claire Sisson
Relationship to Company: Friends
Nature / amount of interest in the transaction: $50,000 convertible note in the 2021 Friends and Family round.
Material Terms: Interest rate is 5% per annum. Interest commences with the date the note is signed and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after December 31, 2025 (the "Maturity Date").

Name of Entity: Kristen Bastian and Matthew Bastian
Relationship to Company: Friends
Nature / amount of interest in the transaction: $10,000 convertible note in the 2021 Friends and

Family round.

Material Terms: Interest rate is 5% per annum. Interest commences with the date the note is signed and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after December 31, 2025 (the "Maturity Date").

Name of Entity: Brian Rimmer and Shelby Rimmer
Relationship to Company: Friends
Nature / amount of interest in the transaction: $50,000 convertible note in the 2021 Friends and Family round.
Material Terms: Interest rate is 5% per annum. Interest commences with the date the note is signed and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after December 31, 2025 (the "Maturity Date").

OUR SECURITIES

Convertible Notes 2021

The security will convert into Common stock and the terms of the Convertible Notes 2021 are outlined below:

Amount outstanding: $460,000.00
Maturity Date: December 31, 2025
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Sale of company or $1M+ round of equity financing
Material Rights

Conversion. The convertible notes are convertible into equity securities at a conversion price. The conversion price is equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.80, and (ii) the quotient resulting from dividing $5,000,000 ($2,000,000 for notes issued in 2020) by the number of outstanding shares of Common Stock of the Company immediately prior to the Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Convertible Notes 2020

The security will convert into Common stock and the terms of the Convertible Notes 2020 are outlined below:

Amount outstanding: $500,000.00
Maturity Date: December 31, 2025

Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: 1M+ equity investment or sale of company
Material Rights

Conversion. The convertible notes are convertible into equity securities at a conversion price. The conversion price is equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.80, and (ii) the quotient resulting from dividing $5,000,000 ($2,000,000 for notes issued in 2020) by the number of outstanding shares of Common Stock of the Company immediately prior to the Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,000,000 outstanding.

Voting Rights

1 vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Restrictions on Transfer. No holder of any of the shares of stock of the corporation may sell, transfer, assign, pledge, or otherwise dispose of or encumber any of the shares of stock of the corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise without the prior written consent of the corporation, upon duly authorized action of its Board of Directors. The corporation may withhold consent for any legitimate corporate purpose, as determined by the Board of Directors. Please see Offering Memorandum for further details and information.

Right of First Refusal. No stockholder will Transfer any of the shares of stock of the corporation, except by a Transfer that meets the requirements set forth in this Section 38, in addition to any other restrictions or requirements set forth under applicable law or these Bylaws Right of first refusal as outlined in section 38 of the By Laws. Please see Offering Memorandum for further details and information.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the food and beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering common stock in the amount of up to 1,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of

Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Minority Holder; Securities with Voting Rights The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. The Convertible Promissory Notes have no rights to vote until the date of maturity The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Fast Penny Spirits Inc was formed on February 1, 2022 by converting from Fast Penny Spirits LLC that was formed August 30, 2017. Fast Penny Spirits launched its first products to the market on July 1, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Fast Penny Spirits has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our American-made amaro, Amaricano, is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Pandemic & Natural Disaster Shutdown Should another shutdown occur due to a pandemic or natural disaster, the could impact our ability to sell to the market and operate our business. Supply Chain Delays Delays in receiving ingredients, equipment, bottles, and supplies could impact our ability to sell to the market and operate our business. Black Truffle Production We are reliant on foraged black truffles in the Pacific Northwest. Should there be a bad season, that could limit our production of Amaricano and Amaricano Bianca and reduce our earning potential. The amount raised in this offering may include investments from officers and directors of the company or their immediate family members. Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on March 6, 2023.

Fast Penny Spirits, Inc

By   /s/ *Jamie Hunt*

Name: Fast Penny Spirits Inc

Title: Founder & CEO

Exhibit A

FINANCIAL STATEMENTS

I, Jamie Hunt, the Founder & CEO of Fast Penny Spirits, hereby certify that the financial statements of Fast Penny Spirits and notes thereto for the periods ending December 31, 2021 and December 31, 2020 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Fast Penny Spirits has not yet filed its federal tax return for 2022.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 2nd of March, 2023.

_____*Jamie Hunt*_____ (Signature)

Founder & CEO (Title)

March 2, 2023 (Date)

Fast Penny Spirits

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BECU - 0822	10,346.06
BECU Savings	470,260.16
BECU- 2145	10,721.37
BECU-3745	66,111.05
Total Bank Accounts	**$557,438.64**
Accounts Receivable	
Accounts Receivable	16,068.92
Total Accounts Receivable	**$16,068.92**
Other Current Assets	
Bottles, Boxes, Caps and Closur	28,246.39
Cherries	
Ingredients Inventory	12,019.36
Botanicals	19,622.58
NGS	22,740.94
Sugar	15,643.35
Total Ingredients Inventory	**70,026.23**
Inventory Asset	454.73
Amaricano - Finished Goods	-7,507.15
Amaricano Bianca -Finished Good	1,983.52
Total Inventory Asset	**-5,068.90**
Labels	6,700.18
Merchandise	15,834.43
Revenue Clearing Accounts	
Distribution Clearing	0.00
Georgia Sales Clearing	0.00
On/Off Premise Sales Clearing	0.00
Oregon Clearing	0.00
Shopify Clearing Account	0.00
Total Revenue Clearing Accounts	**0.00**
Uncategorized Income	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$115,738.33**
Total Current Assets	**$689,245.89**
Fixed Assets	
Accumulated Amortization	-1,712.00
Accumulated Depreciation	-90,096.00

Fast Penny Spirits

Balance Sheet
As of December 31, 2021

	TOTAL
Distillery Equipment	47,983.22
Furniture and Equipment	13,744.53
Sound Spirits Acquistion	25,450.00
Tenent Improvements to Building	2,918.25
Total Fixed Assets	**$ -1,712.00**
Other Assets	
Brand Asset	14,158.00
Label Assets - Die Cuts	2,953.00
Total Other Assets	**$17,111.00**
TOTAL ASSETS	**$704,644.89**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
AMEX	10,093.87
Chase	0.00
Total Credit Cards	**$10,093.87**
Other Current Liabilities	
Sales Tax Payable	135.92
WSLCB Fees Payable	0.00
Total Other Current Liabilities	**$135.92**
Total Current Liabilities	**$10,229.79**
Long-Term Liabilities	
Convertible Note Payable	0.00
Convertible Note Payable - 2021	0.00
Total Long-Term Liabilities	**$0.00**
Total Liabilities	**$10,229.79**
Equity	
Member 1 Equity	290,000.00
Opening Balance Equity	41,824.76
Paid in Capital	0.00
2020 Convertible Notes	500,000.00
2021 Convertible Notes	440,000.00
Total Paid in Capital	**940,000.00**
Retained Earnings	-239,139.02

Fast Penny Spirits

Balance Sheet

As of December 31, 2021

	TOTAL
Net Income	-338,270.64
Total Equity	**$694,415.10**
TOTAL LIABILITIES AND EQUITY	**$704,644.89**

Fast Penny Spirits

Balance Sheet
As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BECU - 0822	738.72
BECU - 3511	155,295.84
BECU Checking - 3420	4.25
BECU Savings	0.00
BECU- 2145	0.00
BECU-3745	5,550.46
QuickBooks Cash account (6593) - 4	-1,546.31
QuickBooks Checking Account	-339.13
Total Bank Accounts	**$159,703.83**
Accounts Receivable	
Accounts Receivable	-18,312.16
Total Accounts Receivable	**$ -18,312.16**
Other Current Assets	
Bottles, Boxes, Caps and Closur	47,322.47
Cherries	
Ingredients Inventory	50,218.06
Botanicals	19,622.58
NGS	31,492.06
Sugar	15,643.35
Total Ingredients Inventory	**116,976.05**
Inventory Asset	454.73
Amaricano - Finished Goods	63,966.30
Amaricano Bianca -Finished Good	39,132.91
Total Inventory Asset	**103,553.94**
Labels	6,700.18
Merchandise	19,633.82
Revenue Clearing Accounts	
CA Clearing Account	15,856.80
Distribution Clearing	-73,723.58
Georgia Sales Clearing	0.00
LA Clearing Account	6,300.00
Michigan Clearing	14,657.73
Minnesota Clearing	2,550.00
On/Off Premise Sales Clearing	36,509.51
Oregon Clearing	352.40
Shopify Clearing Account	10,030.61
TN Clearing	0.00

Fast Penny Spirits

Balance Sheet

As of December 31, 2022

	TOTAL
Total Revenue Clearing Accounts	**12,533.47**
Uncategorized Income	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$306,719.93**
Total Current Assets	**$448,111.60**
Fixed Assets	
Accumulated Amortization	-1,807.00
Accumulated Depreciation	-183,511.00
Distillery Equipment	112,389.91
Furniture and Equipment	12,235.18
Sound Spirits Acquistion	25,450.00
Tenent Improvements to Building	15,057.45
Vehicles	93,415.00
Total Fixed Assets	**$73,229.54**
Other Assets	
Brand Asset	16,658.00
Label Assets - Die Cuts	2,953.00
Total Other Assets	**$19,611.00**
TOTAL ASSETS	**$540,952.14**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
AMEX	13,340.43
Bonvoy Business Amex Card (3008) - 3	241.31
Chase	152.75
F. ADAM (4041) - 5	0.00
J. HUNT (3029) - 2	1,740.86
J. HUNT (3732) - 5	0.00
J. RACHT (8526) - 5	0.00
Total Chase	**1,893.61**
Total Credit Cards	**$15,475.35**
Other Current Liabilities	
Sales Tax Payable	28,474.68
WA State Department of Revenue Payable	948.60
WSLCB Fees Payable	0.00

Fast Penny Spirits

Balance Sheet

As of December 31, 2022

	TOTAL
Total Other Current Liabilities	**$29,423.28**
Total Current Liabilities	**$44,898.63**
Long-Term Liabilities	
Convertible Note Payable	0.00
Convertible Note Payable - 2021	0.00
Total Long-Term Liabilities	**$0.00**
Total Liabilities	**$44,898.63**
Equity	
Member 1 Equity	383,415.00
Opening Balance Equity	29,797.24
Paid in Capital	0.00
2020 Convertible Notes	500,000.00
2021 Convertible Notes	440,000.00
2022 -Start Engine Funds	111,045.33
2022 Convertible Notes	160,000.00
Total Paid in Capital	**1,211,045.33**
Retained Earnings	-577,409.66
Net Income	-550,794.40
Total Equity	**$496,053.51**
TOTAL LIABILITIES AND EQUITY	**$540,952.14**

Fast Penny Spirits

Profit and Loss
January - December 2022

	TOTAL
Income	
Distillery tours	15,615.00
Sales	5,319.45
Amaricano	182,220.24
Amaricano Bianca	159,258.68
Bulk Amaro	18,116.08
Cocktails	22,212.40
Merchandise	30,426.46
Total Sales	**417,553.31**
Shipping and Delivery Income	39.42
Total Income	**$433,207.73**
Cost of Goods Sold	
Cost of Goods Sold	-143,218.83
Amaricano	11,246.00
Amaricano Bianca	23,349.99
Bottles, Boxes, Labels and Encl	12,982.74
Ingredients Botanicals	3,194.47
Total Cost of Goods Sold	**-92,445.63**
Freight and Shipping Costs	467.93
Merchandise Cost of Goods Sold	8,193.90
Total Cost of Goods Sold	**$ -83,783.80**
GROSS PROFIT	**$516,991.53**
Expenses	
Amortization Expense	95.00
Bank Service Charges	45.21
Credit Card Fees	819.68
Total Bank Service Charges	**864.89**
Business Services	31,041.15
Depreciation Expense	93,415.00
Design	1,465.00
Dues and Subscriptions	12,357.95
Gifts	157.62
Insurance Expense	31,587.02
Interest Expense	702.35
Internet & Telephone Expense	1,898.54
Licenses and Permits	4,858.32
Marketing	106,764.39
Google Ads	5,604.69
PR	64,180.94
Print Advertising	3,024.08

Fast Penny Spirits

Profit and Loss
January - December 2022

	TOTAL
Social Media Advertising	21,800.02
Spirits Competitions	5,002.00
Supplies	334.11
Total Marketing	**206,710.23**
Meals and Entertainment	13,944.38
Payroll Taxes	93,012.30
Professional Fees	
Accounting	35,744.71
Contractor	53,188.36
Legal	11,540.13
Total Professional Fees	**100,473.20**
Property Tax	257.48
QuickBooks Payments Fees	434.77
Rent Expense	49,376.12
Salaries and Wages	289,639.30
Shipping	17,569.99
Shipping Supplies	4,657.60
Total Shipping	**22,227.59**
Supplies	5,665.81
Distillery Supplies	1,585.77
Office Supplies	3,262.83
Venue Supplies	1,396.42
Total Supplies	**11,910.83**
Tasting Deck	13,406.36
Drink Supplies	3,372.06
Mixing Spirits	651.51
Total Tasting Deck	**17,429.93**
Taxes - GST & Spirits	47,503.28
Travel Expense	19,066.70
Gas	1,141.09
Mileage	2,070.77
Parking	218.82
Total Travel Expense	**22,497.38**
Utilities	
Garbage	1,304.78
Gas - PSE	603.46
Total Utilities	**1,908.24**
Website and Email	2,144.95
Total Expenses	**$1,057,912.82**
NET OPERATING INCOME	**$ -540,921.29**

Fast Penny Spirits

Profit and Loss

January - December 2022

	TOTAL
Other Income	
Dividend/Interest	78.69
Total Other Income	**$78.69**
Other Expenses	
Non Profit Donation	9,951.80
Total Other Expenses	**$9,951.80**
NET OTHER INCOME	**$ -9,873.11**
NET INCOME	**$ -550,794.40**

Fast Penny Spirits

Profit and Loss
January - December 2021

	TOTAL
Income	
Distillery tours	3,724.00
Sales	
Amaricano	174,088.96
Amaricano Bianca	132,933.69
Cocktails	43,462.56
Merchandise	34,269.36
Total Sales	**384,754.57**
Shipping and Delivery Income	958.15
Total Income	**$389,436.72**
Cost of Goods Sold	
Cost of Goods Sold	4,211.32
Amaricano	26,231.33
Amaricano Bianca	25,678.95
TTB Excise Tax	204.40
Total Cost of Goods Sold	**56,326.00**
Merchandise Cost of Goods Sold	3,329.86
Total Cost of Goods Sold	**$59,655.86**
GROSS PROFIT	**$329,780.86**
Expenses	
Amortization Expense	1,141.00
Bank Service Charges	78.50
Credit Card Fees	4,118.89
Total Bank Service Charges	**4,197.39**
Business Services	13,383.51
Cash Over/Short	-5.01
Depreciation Expense	24,449.00
Dues and Subscriptions	585.00
Gifts	179.36
Insurance Expense	4,497.00
Interest Expense	3.81
Internet & Telephone Expense	940.94
Licenses and Permits	2,084.55
Marketing	15,615.43
Google Ads	2,782.15
Influencer Marketing	2,699.00
PR	61,312.59
Print Advertising	2,264.03
Printing of Marketing Materials	1,268.00
Social Media Advertising	24,906.47

	TOTAL
Spirits Competitions	5,159.26
Supplies	1,348.66
Website and Email	480.91
Total Marketing	**117,836.50**
Meals and Entertainment	12,324.90
Meals and Entertainment - Staff	551.51
Payroll Expenses	13,071.44
Payroll Taxes	17,155.38
Professional Fees	
Accounting	11,574.00
Contractor	31,364.90
Legal	6,998.73
Total Professional Fees	**49,937.63**
Property Tax	259.99
Rent Expense	41,069.88
Repairs and Maintenance	38.54
Research and Development	803.44
Salaries and Wages	295,737.92
Shipping	13,772.30
Shipping Supplies	4,011.80
Total Shipping	**17,784.10**
Supplies	11,224.97
Distillery Supplies	1,742.75
Office Supplies	40.06
Venue Supplies	1,407.03
Total Supplies	**14,414.81**
Tasting Deck	719.93
Drink Supplies	5,463.63
Mixing Spirits	9,132.68
Total Tasting Deck	**15,316.24**
Taxes - GST & Spirits	6.00
Taxes - Wslcb Fees	30,616.13
Taxes- B&O	135.78
Taxes-Adjust Sales Tax Payable	-7,422.83
Travel Expense	4,168.79
Gas	1,944.98
Mileage	1,748.88
Parking	221.08
Total Travel Expense	**8,083.73**

Fast Penny Spirits

Profit and Loss
January - December 2021

	TOTAL
Utilities	
Garbage	1,586.31
Gas - PSE	537.09
Total Utilities	**2,123.40**
Website and Email	2,231.15
Total Expenses	**$683,532.19**
NET OPERATING INCOME	**$ -353,751.33**
Other Income	
Dividend/Interest	74.19
Grant Revenue	12,500.00
PPP Revenue	14,588.00
Total Other Income	**$27,162.19**
Other Expenses	
2021 Adjusting Entries	0.00
Non Profit Donation	11,681.50
Total Other Expenses	**$11,681.50**
NET OTHER INCOME	**$15,480.69**
NET INCOME	**$ -338,270.64**

CERTIFICATION

I, Jamie Hunt, Principal Executive Officer of Fast Penny Spirits, Inc, hereby certify that the financial statements of Fast Penny Spirits, Inc included in this Report are true and complete in all material respects.

Jamie Hunt

Founder & CEO